[Wachtell, Lipton, Rosen & Katz Letterhead]

February 24, 2006

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549-0406

Attn:	Mathew Benson
Ellie Quarles

Re:

Tommy Hilfiger Corporation

Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2006

File No. 1-11226

Schedule 13D

Filed January 23, 2006

File No. 5-44195

Schedule 13D/A

Filed February 9, 2006

File No. 5-44195

Form 10-K for Fiscal Year Ended March 31, 2005

Filed November 18, 2005

File No. 1-11226

Dear Mr. Benson and Ms. Quarles:

On behalf of our client Tommy Hilfiger Corporation (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) received by telecopy on February 17, 2006, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed by the Company on January 17, 2006. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose two copies of the revised preliminary proxy statement (the “Proxy Statement”), which is being filed with the Commission today, marked to show changes from the original preliminary proxy statement. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent any response relates to information concerning Parent, Merger Sub, the Apax Funds or JPMorgan, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

Preliminary Proxy Statement on Schedule 14A

1.	On January 23, 2006, Sowood Capital Management LP filed a Schedule 13D that indicates the consideration to be given in the proposed transaction undervalues the company and also questions the fairness opinion provided by J.P. Morgan Securities Inc. Please update your disclosure in the proxy statement to address the concerns raised in the Schedule 13D, as amended, and the potential for a solicitation in opposition or explain why this disclosure is not appropriate. See Section G, Question 2 of Regulation M-A in the Division of Corporation Finance’s Manual of Publicly Available Telephone interpretations (July 2001 Interim Supplement). We may have further comment upon review of your response.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly beginning on page 29 to reflect the concerns raised by Sowood and the Company’s actions to respond to such concerns. With respect to the potential for a solicitation in opposition, we direct the Staff to the updated disclosure beginning on page 29 and also to the Schedule 13D and the Schedule 13D/A filed by Sowood, neither of which includes any statement regarding any plans by Sowood to undertake a solicitation in opposition. Moreover, Sowood did not state any intention to do so at its meeting with Mario Baeza, the Lead Director of the Company, and the Company’s financial and legal advisors on February 15, 2006.

Summary, page 1

Financing by Parent of Merger and Related Transactions, page 6

2.	Please include the financial statements required by Item 14(c)(1) of Schedule 14A, or advise us whether financing of the transaction is assured. We note that the merger agreement may be terminated if Parent is unable to obtain alternative financing.

In response to the Staff’s comment, the Company respectfully submits that the information required by Item 14(c)(1) of Schedule 14A with respect to Parent and Merger Sub is not required pursuant to the text of Instruction 2 to Item 14 of Schedule 14A because such information is not material to an informed voting decision. In addition, the Company respectfully submits that the financing for the transaction should be considered “assured” for purposes of such Instruction irrespective of the financing condition in the merger agreement.

Instruction 2 to Item 14 of Schedule 14A states, in relevant part, that in transactions in which the consideration offered consists wholly of cash, such as the merger, the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision.” The Company submits to the Staff that both Parent and Merger Sub are newly formed entities, created in connection with the merger, with no independent operations prior to the consummation of the merger. Neither entity has any assets of significance other than, in the case of Parent, its rights to funding under the financing commitment letters to which it is party. Therefore, Item 14(c)(1)’s requirements with respect to disclosure relating to each entity’s historical financial performance, business, properties and legal proceedings will not elicit any information that is material to the decision of a Company shareholder to vote for or against the merger. Moreover, the merger comes within the example described in Instruction 2 to Item 14 of Schedule 14A inasmuch as the Company’s shareholders are voting on an all-cash transaction and, as discussed below, the financing for the transaction should be considered “assured.” On the basis of the foregoing, the Company respectfully submits that the information required by Item 14(c)(1) is not material to a Company shareholder’s decisions to vote for or against the merger, and accordingly need not be provided.

In addition, as disclosed in the Proxy Statement in the section entitled “Financing by Parent of Merger and Related Transactions” beginning on page 45, Parent has entered into binding debt and equity commitment letters, and the funding under these commitment letters, together with the existing cash on the balance sheet of the Company, provides financing sufficient to fund the acquisition of the Company, including to pay the aggregate merger consideration and fees and expenses related to the merger and to refinance the Company’s existing indebtedness. The commitments under the commitment letters, which are described in detail in the Proxy Statement, are subject to conditions that are customary for financing arrangements in a transaction such as the merger and, moreover, in the Company’s view provide a higher degree of assurance than financing commitment letters in similar acquisition transactions. For the reasons described above, the Company respectfully submits that the financing for the transaction should be considered “assured” for purposes of Instruction 2 to Item 14 of Schedule 14A irrespective of the financing condition set forth in the merger agreement.

Interests of Certain Persons in the Merger, page 7

3.	Please clarify here and throughout the proxy statement that certain members of management and the board of directors have interests that “will” present them with actual or potential conflicts of interest.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly on pages 7, 34 and 48.

Background of the Merger, page 19

4.	We note that you received “non-conforming bids” from another private equity bidder and an apparel licensing company. We also note that the board rejected the other private equity firm’s conditional $15.50 per share proposal and determined not to pursue the proposal from the apparel brand licensing company despite the high price range set forth in its indication of interest. Please fully discuss the alternative bids, including the potential benefits and risks of each alternative, and further explain why your board of directors concluded not to pursue a business combination with either of those parties. For example, disclose why the board believed there was “substantial uncertainty” about whether it would ever be able to come to satisfactory agreements with the apparel brand licensing company. Further, please discuss in greater detail why your board of directors chose to pursue a business combination with Apax over the other alternatives. Also discuss why the board of directors decided to engage in this transaction at this time instead of continuing to review other alternatives.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly beginning on page 26. We also direct the Staff’s attention to the existing disclosure in the Amended Proxy Statement contained in the section entitled “The Merger – Reasons for the Merger” and in the description of the board of directors’ analysis of strategic alternatives since December of 2002 contained elsewhere in the section entitled “The Merger – Background of the Merger.”

5.	Please update the disclosure in this section regarding the board meeting during the week of February 5, 2006 in which the board of directors reviewed with its financial advisor the Schedule 13D filed by Sowood Capital Management LP and the board reaffirmed that the transaction is fair to and in the best interests of the company and its shareholders, as indicated in the Form 8-K filed on February 9, 2006.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly beginning on page 29.

6.	We note disclosure indicating that Mr. Hilfiger met individually with Apax several times to discuss his role at the company after the merger. We further note that Mr. Hilfiger has agreed to continue to serve on the board of directors, has entered into a revised employment agreement with an affiliate of Apax Funds that will pay him an annual salary in addition to cash amounts based on worldwide sales and licensing revenue and that he will also be permitted to acquire an equity interest in the surviving company. Please quantify the equity interest that Mr. Hilfiger will be permitted to acquire in the surviving company. We also note Messrs. Gehring and Onnink’s previous interest in acquiring the company, their initial involvement in identifying Apax as an entity with an interest in acquiring the company, the negotiation of employment agreements with Apax and their future equity participation in the company. Please explain why a Schedule 13E-3 was not filed given the continuing relationship between Messrs. Hilfiger, Gehring and Onnink and the surviving entity. See Example 3, Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

We respectfully advise the Staff that none of Messrs. Hilfiger, Gehring and Onnink are “affiliates” of the Company who are engaged in a “Rule 13e-3 transaction.” Accordingly, we do not believe that Messrs. Hilfiger, Gehring and Onnink should be filing persons under Schedule 13E-3, and that a Schedule 13E-3 filing is not required in connection with the merger. In addition, we point out that in Example 3, Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997), the Staff has stated “that where a continuity of management exists, a Schedule 13E-3 may be required” (emphasis added). We respectfully advise the Staff that we do not believe that there is a “continuity of management” and accordingly a Schedule 13E-3 is not required.

Rule 13e-3 Transactions

We note that in order for a person to be a “filing person” under Schedule 13E-3 two separate but related determinations must be made: first, whether the person is an “affiliate” (as defined by Rule 13e-3) and, second, whether an “affiliate” should be deemed to be “engaged”, either directly or indirectly, in the going private transaction. We also note that the element of “control” that is fundamental to the concept of an “affiliate” has itself been defined as the ability, directly or indirectly, to direct or cause the direction of the management and policies of an issuer. Although in the past the Commission has in certain circumstances proposed a “bright line” test for determining affiliate status, those proposals were not adopted in recognition of the difficulty and undesirability of formulating a precise definition for what constitutes “control,” and the Commission has indicated that both “affiliate” status and the determination of whether an affiliate should be deemed to be engaged in a going private transaction necessarily turns on all relevant facts and circumstances of a particular transaction.

None of Hilfiger, Gehring or Onnink are Currently Affiliates of the Company

With respect to Messrs. Hilfiger, Gehring and Onnink, we do not believe that any of them is an affiliate of the Company (and for that reason alone should not incur a filing obligation under Rule 13e-3(d)). As noted in the Proxy Statement, Messrs. Gehring and Onnink are the chief executive officer and chief financial officer, respectively, of Tommy Hilfiger Europe B.V. (“TH Europe”), a subsidiary of the Company that was acquired in 2001. Importantly, neither Mr. Gehring nor Mr. Onnink is an executive officer of the Company nor a member of its Board of Directors. In addition, neither of them has the ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company, which has its own senior management employees and a board of directors. Indeed as discussed below, when Mr. Dyer directed Mr. Gehring to cease certain activities, Mr. Gehring was compelled to do so, without argument. In addition, Messrs. Gehring and Onnink together currently beneficially own less than 1% of the Company’s outstanding ordinary shares. Moreover, their ownership consists principally of options to acquire ordinary shares, resulting in significantly less than 1% interest in the Company on a primary basis.

With respect to Mr. Hilfiger, as noted in the Proxy Statement, Mr. Hilfiger is the founder, Principal Designer and Honorary Chairman of the Board of Directors of the Company. Honorary Chairman is an honorary title that is distinct from the Chairman of the Board of Directors (Mr. Joel Horowitz recently retired as Chairman of the Company’s Board of Directors; Mr. Hilfiger had served as Honorary Chairman during his tenure as well as during the tenure of the prior Chairman of the Board). Mr. Hilfiger, however, neither controls the Board of Directors of the Company (on which he is one of six directors) nor controls the vote of the Company ordinary shares (of which he beneficially owns only approximately 4.3% of the outstanding ordinary shares). Mr. Hilfiger also does not engage in the day-to-day management of the Company, which is undertaken by the Company’s management team, including its chief executive officer, chief operating officer and chief financial officer. For these reasons, we submit that Mr. Hilfiger does not control the direction of the management and policies of the Company in such a manner that would make him an “affiliate” (as defined in Rule 13e-3) of the Company.

None of Hilfiger, Gehring or Onnink are Affiliates of Parent

- Minor Ownership Stakes After the Transaction; Hilfiger and the Board

In addition to the limited current ownership stakes in the Company of Messrs. Hilfiger, Gehring and Onnink discussed above, as currently contemplated Messrs. Gehring and Onnink are expected to have limited ownership positions following the transaction and, in Mr. Hilfiger’s case, the terms of Mr. Hilfiger’s equity participation are not yet finalized but is anticipated to be limited as well.

Together, Messrs. Gehring and Onnink are expected to acquire an indirect interest (i.e., shares of an entity up the chain from the Company) in a mere 6% of the equity of the surviving company on a primary basis through an investment vehicle, which will directly or indirectly own shares in Parent. This minor equity ownership stake will also be purchased at a price equal to the Apax Funds’ effective buy-in price in the acquisition with no discount or promote. While Messrs. Gehring and Onnink are also expected to have rights to invest additional amounts alongside Apax in the transaction, such amounts and the terms of such investment are not finalized and, in any event, are not expected to result in a meaningful increase in their share ownership. (Like other managers of the Company following the merger, as disclosed in the Proxy Statement, Messrs. Gehring and Onnink are also expected to participate in an equity incentive plan in an entity which will indirectly own shares of the Company, though such ownership is likely to be in the form of employee stock options which do not carry any voting rights and may be worthless if the value of the Company does not increase.) Moreover, with regard to Mr. Hilfiger, his arrangements with the surviving company and its affiliates did not address his equity participation in the surviving company, other than a statement by Apax that it expects that Mr. Hilfiger or his controlled affiliate would be given the opportunity to acquire an equity interest in the surviving company or a controlling affiliate thereof at a price equivalent to the Apax Funds’ effective buy-in price for the acquisition. The terms of such participation have not been finalized. In addition, it should be noted that the finalization of any such equity participation by Mr. Hilfiger is neither a condition to the effectiveness of his employment arrangements with the surviving company nor a condition to the merger itself, further underscoring the relative insignificance to the transaction of Mr. Hilfiger’s equity participation in it.

In addition to Mr. Hilfiger having an unclear and limited ownership stake following the transaction, a pending amendment to Apax’s agreement with Mr. Hilfiger is expected to provide that he will not serve as a member on the Board of Directors of the surviving company or one of its controlling affiliates, but will rather be simply a non-voting observer on such Board and will continue in a largely honorary role as the chairman of a newly created strategy and design board.

- None of Hilfiger, Gehring or Onnink are Otherwise Affiliates of Parent

In Release 34-16075 adopting Rule 13e-3, the Commission noted that “affiliates of the seller often become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction and thereby are in control of the seller’s business both before and after the transaction.” As discussed above, we believe that none of Messrs. Hilfiger, Gehring and Onnink are in control of the Company prior to the transaction. We respectfully submit that, in addition, none of Messrs. Gehring, Onnink and Hilfiger can be considered affiliates of Parent on any such other basis.

While it is true that Messrs. Gehring and Onnink identified Apax as a potential acquirer, as disclosed in the Proxy Statement, Mr. Gehring ultimately decided to discontinue his leadership of a possible acquisition bid for the Company in response to the Board’s determination not to pursue the transaction proposed by Mr. Gehring at its May 22, 2005 meeting and Mr. Dyer’s direction to Mr. Gehring not to participate or align himself with any specific group or consortium while still an employee of the Company in the event that the Board of Directors determined to pursue a potential sale of the Company in the future. Critically, at the Board’s insistence, the negotiated arrangements between Apax and Messrs. Gehring and Onnink were specifically made non-exclusive, and Messrs. Gehring and Onnink were - and remain - free to work with any competing bidder that might emerge and therefore were in no way exclusively committed to Apax or its bid. Mr. Hilfiger, on the other hand, played no role whatsoever in identifying Apax or developing its acquisition proposal; in fact, as disclosed in the Proxy Statement, he specifically declared his intent to remain neutral in any acquisition proposal. Like Messrs. Gehring and Onnink, Mr. Hilfiger was and is contractually free to work with competing bidders.

Additionally, the fact that each of Messrs. Gehring and Onnink has entered into an employment arrangement with an affiliate of Apax that will provide them increased compensation commensurate with their respective increase in responsibilities should not factor into a determination of whether they are affiliates of Parent. In this regard, we note that in Footnote 6 to Release 34-16075, the Commission stated that it “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” We submit that the terms of the employment arrangements agreed to between Apax and each of Messrs. Gehring and Onnink are merely reasonable and customary agreements which reflect their respective positions as chief executive officer and chief financial or chief operating officer, respectively, of the surviving company or one of its affiliates. With respect to Mr. Hilfiger, Mr. Hilfiger and Apax merely agreed to modify the financial terms of his existing lifetime employment agreement to reflect that Mr. Hilfiger was agreeing to less favorable terms under his other arrangements with the Company and was giving up significant rights retained thereunder, such as certain key rights with respect to the use of the Tommy Hilfiger name and trademarks.

Not “Engaged” in a Going Private Transaction

As noted above, as discussed under “Background of the Merger” in the Proxy Statement, Mr. Gehring discontinued his leadership of a possible acquisition bid for the Company prior to the commencement of the sales process, and well before any potential bidders were contacted by the Company. As neither Messrs. Gehring or Onnink are executive officers or directors of the Company nor participated in any negotiations of the transaction, neither Mr. Gehring nor Mr. Onnink should be deemed to be “engaged” in the transaction. Even if Mr. Hilfiger were deemed to be an affiliate of the Company, we also do not believe that his conduct during the sales process would constitute his engagement in the Apax transaction. As described in the Proxy Statement, Mr. Hilfiger did not participate in Board of Directors’ review and consideration of the proposed Apax transaction, its negotiation of the merger agreement or its decision to approve the merger agreement.

With respect to the negotiation of employment arrangements with each of Messrs. Hilfiger, Gehring and Onnink, as disclosed in the Proxy Statement, such negotiations occurred at the end of the bidding process. Mr. Hilfiger, in particular, did not engage in any discussions with Apax regarding the terms of his continued employment with the surviving company until Apax informed the Company that it would not be in a position to submit its best bid unless it were allowed to meet with Mr. Hilfiger and his advisors in order to obtain a level of comfort concerning Mr. Hilfiger’s future role with the surviving company and to determine his contractual rights going forward; he then did so only under circumstances approved by the Company. An important negotiation between Mr. Hilfiger and Apax in fact took place on the day prior to the execution of the merger agreement and then only at the specific request of the Company after the Board of Directors demanded that Mr. Hilfiger’s employment arrangement be made less favorable to Mr. Hilfiger, a request and resulting negotiation (which reduced Mr. Hilfiger’s compensation by at least $16.5 million over the first three years, and his minimum guaranteed compensation in the fourth year by an additional $5.5 million) which in themselves lend support to the conclusion that Mr. Hilfiger is neither an affiliate of the Company nor Parent nor is a person who was “engaged” (for purposes of Rule 13e-3) in the acquisition.

For the foregoing reasons, the Company respectfully submits that Messrs. Hilfiger, Gehring and Onnink are not affiliates engaged in a going private transaction. Accordingly, such individuals should not be included as filing persons under Schedule 13E-3.

Continuity of Management

In connection with the acquisition of the Company by Parent, the Company’s management will in fact undergo significant changes and will not have continuity of the type contemplated by Example 3 of the Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

As described in the Proxy Statement and above, it is expected that Mr. Gehring, the current chief executive officer of TH Europe, a subsidiary of the Company, will become chief executive officer of the surviving company or one of its affiliates, replacing the current chief executive officer and president of the Company. It is also expected that Mr. Onnink, the current chief financial officer of TH Europe, will become either chief financial officer or chief operating officer of the surviving company or one of its affiliates, replacing either the current chief financial officer or chief operating officer of the Company. None of the members of TH Europe management are executive officers of the Company.

In addition, Mr. Hilfiger’s role following the merger will also undergo significant changes. As described in the Proxy Statement and above, Mr. Hilfiger is currently the founder, Principal Designer and Honorary Chairman of the Board of Directors of the Company. Mr. Hilfiger currently has a lifetime employment agreement with the Company, which provides, among other things, that Mr. Hilfiger will be the designer of all products carrying the Tommy Hilfiger trademarks until his death, disability or incompetence. Under his revised employment agreement, Mr. Hilfiger will become the “principal designer” of the surviving company, but will no longer be the exclusive designer of all products carrying the Tommy Hilfiger trademarks. Instead of receiving compensation based on certain net revenues of the Company, Mr. Hilfiger will be entitled to fixed compensation for the first three years in an amount approximately equal to the amount of compensation he received in fiscal 2005 and for the fourth year a cash amount based on worldwide sales and licensing revenues of the Company and its subsidiaries, subject to a minimum approximately equal to the amount of compensation he received in fiscal 2005. Mr. Hilfiger has also irrevocably waived his current rights over the use of the Tommy Hilfiger name and trademarks under his existing arrangements with the Company as described in more detail in the section entitled “Interests of Certain Persons in the Merger – Arrangements with Mr. Hilfiger.” In addition, following further discussions between Apax and Mr. Hilfiger after the execution of the merger agreement, it is expected to be agreed that Mr. Hilfiger will not become a member of the Board of Directors of the surviving company or its controlling affiliates and will merely serve as a non-voting observer on the Board of Directors of the surviving company.

Further, in addition to the facts that the chief executive officer is departing and that Mr. Hilfiger has agreed to significant changes in his role, neither the chief operating officer,

the chief financial officer, the corporate controller and chief accounting officer, the executive vice president and general counsel or any other current executive officer of the Company (other than Mr. Hilfiger) has come to any agreement, arrangement or understanding with Apax regarding his or her continued employment with the surviving company, nor is there any requirement, condition or expectation in the merger agreement that any such executive officers remain employees of the surviving company.

We therefore respectfully submit that, given the expected substantial changes to the Company’s senior management following the merger, including the modifications to Mr. Hilfiger’s employment agreement and other arrangements with the Company, there is no “continuity of management.” For this additional reason, the filing of a Schedule 13E-3 should not be required.

General Principles of Rule 13e-3

In addition, we do not believe that the proposed acquisition by Parent of the Company, and the related agreements with Messrs. Hilfiger, Gehring and Onnink, is a transaction of the type against which Rule 13e-3 was created to protect. As described in the Commission’s Interpretive Release Relating to Going Private Transactions Under Rule 13e-3 (the “Interpretive Release”), Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described in great detail in the section entitled “The Merger – Background of the Merger,” there can be no question that the negotiations between the Company and Apax were arm’s-length negotiations led by the independent directors of the Company. On several occasions, following the time that Messrs. Hilfiger, Gehring and Onnink had come to an agreement with Apax, the Company’s Board of Directors rejected offers from Apax, demanded that Apax modify its arrangements with Messrs. Gehring and Onnink so as to allow them both pre- and post-signing to reach agreements with competing bidders, demanded that Mr. Hilfiger’s new employment agreement be modified to make it less financially favorable to Mr. Hilfiger and demanded that the savings from such modification be used to increase the purchase price to the benefit of all of the shareholders.

Additionally, shareholders of the Company will be entitled to vote on the transaction. As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, since in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. This, however, is not the case in the proposed merger with Parent. In fact, Messrs. Hilfiger, Gehring and

Onnink own an aggregate of only approximately 4.7% of the Company’s ordinary shares. To put this into perspective, the Company has three institutional shareholders each with interests greater than 5% of the outstanding Company ordinary shares.

With respect to the sales process, which commenced in August 2005, as noted above, none of Messrs. Hilfiger, Gehring and Onnink played any role in the Company’s negotiations with the potential buyers or in the analysis and final decision made by the independent directors of the Company’s Board of Directors to approve the Apax merger agreement. The only involvement that each had with Apax once the sales process began in August 2005 was their respective portions of the management presentations made to each prospective bidder in Phase II of the sales process and the negotiation of his future employment arrangements and, in the case of Messrs. Gehring and Onnink, equity participation. While the Staff has indicated in Section II.D.3 of its Current Issues and Rulemaking Projects Outline dated November 14, 2000, that these activities alone would not in and of themselves satisfy the Staff that a Schedule 13E-3 filing obligation is not required, the Staff also indicated that an important part of its analysis was based on the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board and otherwise be in a position to “control” the surviving company. As we noted above, it is not expected that Messrs. Hilfiger, Gehring and Onnink will collectively hold, directly or indirectly, a material amount of the surviving company’s equity or that Messrs. Gehring and Onnink would make up a majority of the surviving company’s Board of Directors. Moreover, as discussed above, the entry by each of them into a reasonable and customary employment agreement or arrangement and an agreement by Parent or one of its affiliates to elect him as an executive officer and/or director, will not in and of itself make such person an affiliate of Parent.

For the foregoing reasons, the Company respectfully submits that Messrs. Hilfiger, Gehring and Onnink are not affiliates engaged in a going private transaction of a type against which Rule 13e-3 was meant to protect. Accordingly, such individuals should not be included as filing persons under Schedule 13E-3.

Opinion of J.P. Morgan Securities Inc.

7.	Please provide us with a copy of the board books and any other materials distributed by J.P. Morgan Securities Inc. to assist the board in evaluating the transaction.

We note the Staff’s comment, and Cravath, Swaine & Moore LLP, counsel to J.P. Morgan Securities Inc., is supplementally furnishing the Staff copies of the board books and other materials distributed by J.P. Morgan Securities Inc. to assist the board in evaluating the transaction under a separate letter, dated the date hereof.

8.	Please revise your disclosure throughout this section to clearly describe the purpose of each analysis and why particular measures were chosen for analysis. For example, we note that in the comparable publicly traded company analysis, J.P. Morgan Securities Inc. selected a range of firm value to calendar year 2006 projected EBITDA multiples of 4.0 – 5.0x and a range of earnings per share to calendar year 2006 projected EPS multiples of 9.0 – 12.5x that it believed reflected an appropriate range of multiples applicable to the company. Please revise to explain why these ranges of multiples were selected in the analysis as opposed to the multiples derived from the comparable publicly traded company analysis. Please revise throughout this section to fully explain the reasons for adjusting the values derived from each of the analyses performed.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly beginning on page 38.

Form 10-K for the year ended March 31, 2005

9.	Where a comment below requests additional disclosures to be included, please show us in your response what the revised disclosures will look like. Unless otherwise indicated in our comment, these additional disclosures should be included in your future filings.

We have modified our disclosures as suggested and will include these expanded disclosures in our future filings, as requested (note that all dollar amounts are stated in thousands).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations

10.	Please clarify in your disclosure the number of weeks in each fiscal period being presented and the impact of any additional weeks on revenues and expenses.

We will revise the introduction to our Results of Operations in future filings to read:

“The following discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and related notes thereto in Item 8. All references to years relate to the fiscal year ended March 31st of such year. Our U.S. retail business operates on a fiscal calendar that ends on the Saturday nearest to March 31st. As a result, fiscal year 2004 included 53 weeks of operations for our U.S. retail business, while fiscal years 2003 and 2005 included 52 weeks. This extra week in fiscal year 2004 generated approximately $4,900 in revenue and approximately $800 of operating expenses.”

In addition, we will expand the discussion of the Retail segment in future filings to disclose the estimated impact of the additional week. This expanded comment will read as follows:

“U.S. Retail stores operate on a fiscal calendar that ends on the Saturday closest to March 31st, and in fiscal year 2004, this resulted in a 53rd week. The Company estimates that the extra week contributed approximately $4,900 to net revenue and approximately $800 to operating expenses.”

11.	When evaluating the results of operations of retail businesses that operate many similar stores in different markets, the change in comparable or same store sales data between periods generally provides valuable information to investors. Please present the change in comparable or same store data when providing explanation for the variance in net revenues for your retail segment for all periods presented. You should explain how you determine the stores that are included in arriving at your comparable store sales from period to period. If you include stores that have been opened at least 13 months, please explain to us the rationale for this policy. In addition, tell us and disclose how you handle the increase in square footage of gross store space between new stores and expanded stores in your comparable store sales calculation.

In determining the stores to be included in comparable store sales, the Company includes all stores open during any part of the prior fiscal year or, in its quarterly filings, all stores opened during any portion of the comparable quarter of the prior fiscal year. The Company’s MD&A disclosures concerning comparable store sales have consistently followed the guidance provided by the Staff in its comment letter to the Company dated April 1, 1997. As suggested by the Staff, the Company discloses the amount of the increase in revenue that is attributable to the new stores opened or acquired during the year. In addition, the Company discloses the effect of any movements in currency exchange rates that might materially effect segment revenue. The Company believes that these disclosures permit users of the consolidated financial statements to derive approximate comparable store sales. We do not adjust our comparable store sales calculations to reflect any increases in square footage as such increases are not considered material.

12.	Your analysis of changes between periods generally provides several business reasons for the overall change for the periods presented. Please attempt to provide greater details when comparing the results of operations between periods by including the amount of each significant change in line items between periods and relate it to the business reasons for it. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed. Refer to Item 303(a)(3) of Regulation S-K.

In future filings we will attempt to provide greater detail when comparing the results of operations between periods. We will also attempt to quantify the incremental impact of each individual business reason that is identified. As an example of this expanded disclosure that would have been made to the discussion of the U.S. Wholesale Segment in the Company’s Form 10-K for the fiscal year ended March 31, 2005:

“U.S. Wholesale Segment U.S. Wholesale net revenue decreased 29.1% in fiscal 2005 to $679,590 as compared to $958,933 in fiscal 2004. Within the segment, net revenue by component was as follows:

	Fiscal Year Ended March 31,
	2005	2004	Change
Menswear	$230,380	$343,447	$(113,067)
Womenswear	344,641	424,876	(80,235)
Childrenswear	104,569	190,610	(86,041)

	$679,590	$958,933	$(279,343)

Net revenue decreased as a result of lower volume during fiscal 2005, partially offset by higher unit prices, as compared to the prior year. U.S. Wholesale volume, based on unit sales, declined approximately 33.0% for fiscal 2005 as compared to fiscal 2004. The lower volume was mainly driven by lower orders from the Company’s major customers reflecting lower sales trends at retailers. In addition, the number of stores that the Company sells through has also been reduced. Unit prices increased 6.9% for fiscal 2005 as compared to fiscal 2004, primarily as a result of product mix.

Segment profit decreased 143.5% in fiscal 2005 to a loss of $27,703, as compared to a profit of $63,720 in fiscal 2004. This decrease is a result of the decline in net revenue discussed above and lower gross margin, partially offset by lower expenses. Gross margin declined to 26.3% in fiscal 2005 as compared to 33.7% in fiscal 2004. This decline was mainly due to higher costs associated with new product initiatives, and a higher level of price adjustments in fiscal 2005 as compared to fiscal 2004. In the fourth quarter of fiscal 2005, the U.S. Wholesale segment underwent a restructuring and incurred approximately $14,300 of charges primarily related to the exiting of its Young Men’s Jeans and Wholesale H Hilfiger businesses. These charges were more than offset by decreased variable expenses directly related to the lower revenue, as well as approximately $6,500 of subsequent savings from the restructuring, approximately $5,000 of lower depreciation resulting from the impairment of certain fixed assets and the decrease in the number of store locations as noted above.”

Liquidity and Capital Resources

13.	Please tell us and include in your tabular presentation of contractual cash obligations for all periods presented the amount of cash compensation required to be paid to management in connection with employment and licensing contracts or agreements. Refer to Item 303(a)(5) of Regulation S-K.

In future filings we will expand the tabular presentation of contractual cash obligations for all periods presented to include the amount of cash compensation that is required to be paid to management in connection with employment, licensing contracts or other agreements. As an example of this revised disclosure that would have been made in the Company’s Form 10-K for the fiscal year ended March 31, 2005:

“As of March 31, 2005, the Company’s contractual cash obligations by future period were as follows:

	Payments Due
	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Operating leases	$59,722	$102,910	$82,299	$199,283	$444,214
Inventory purchase commitments	304,182	—	—	—	304,182
Interest payments	26,684	53,368	33,593	293,625	407,270
Debt repayments	359	366	192,385	151,236	344,346
Management compensation	15,984	2,250	1,000	—	19,234

Total	406,931	158,894	309,277	644,144	1,519,246

Interest payments are calculated based upon the applicable fixed interest rates for the outstanding notes.

Management compensation includes contractual salary and bonus payments. Bonus payments due in fiscal year 2006 are based on the actual results achieved in fiscal year 2005. There are no bonuses assumed in the table above after year one, as none are contractually payable. In the case of Mr. Hilfiger, compensation payments for fiscal 2006 include amounts based upon fiscal 2005 net revenue of the Company’s wholesale and retail components in the U.S. and Canada. No payments that are contingent upon future revenues or any other future events are included in the table. There is no cash compensation required to be paid to management under any licensing contracts or agreements. Please see “Certain Employment Agreements” in Item 11 for further discussion of management compensation.

There were no significant committed capital expenditures at March 31, 2005. The Company expects fiscal 2006 capital expenditures to approximate $90,000, primarily for further investment in European expansion, new retail stores and corporate facilities.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-11

14.	Please disclose the merger of Federated and May Department Stores during 2005 and the impact, if any, the merger may have on your results of operations if purchase volumes are negatively affected.

In future filings, we will expand our disclosure to add the following:

“In February 2005, Federated Department Stores and May Department Stores announced a merger, which closed in August 2005. Following that merger, Federated announced that it will combine several store names into its Macy’s organization and that approximately 80 redundant stores will be sold or closed. During fiscal year 2005, shipments to these locations represented less than 1% of our consolidated net revenue. Although we are not able to predict the impact that these store closures by Federated will have on our future operations, we do not expect it to be material.”

We will also expand our Risk Factor entitled “Dependence on Customers Under Common Control” to be consistent with this statement.

(n) Advertising Costs, page F-12

15.	You disclose that you share advertising costs with third parties, but it is not clear if the advertising costs you disclose for all periods presented exclude vendor allowances, and the amount of vendor allowances received that were netted against gross advertising expenses. If so, please revise your disclosures to include the following additional information with respect to allowances received from vendors:

•	the number of vendors and the length of time of the agreements;

•	the terms and conditions of the agreements;

•	a statement that management would or would not continue to incur the same level of advertising expenditures even if vendors discontinued their support;

•	in Management Discussion and Analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and

•	the dollar amount of the excess that you recorded in cost of goods sold.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your response what your revised disclosures will look like.

We have reviewed EITF 02-16 “Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor”, and do not feel that it is relevant to our circumstances, as we are the Vendor in the instance cited. In our accounting policy we were referring to Coop Advertising programs that we enter into with our customers. Hence, we feel that EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products)”, is more appropriate for our circumstances. Specifically, Example 4 within Exhibit 01-9A discusses Cooperative Advertising Program, we feel that our program meets the criteria of that example and hence our accounting is appropriate.

We will revise our disclosure to clarify our position and to ensure that we satisfy the disclosure requirements of paragraph .49 of SOP 93-7.

As an example of our revised disclosure that would have been made to our Form 10-K for the fiscal year ended March 31, 2005:

“Advertising costs are charged to selling, general and administrative expenses when incurred and totaled $34,070, $49,065 and $43,513 during the years ended March 31, 2005, 2004 and 2003, respectively. Also, included in other current assets is $411 and $196 of prepaid advertising costs at March 31, 2005 and 2004, respectively.”

“The Company has no long-term commitment for advertising programs. In conjunction with each seasonal selling season, the Company makes arrangements with certain retailers to enter into cooperative advertising programs. The Company classifies the cost of these programs in selling, general and administrative expenses. These expenses were $5,770, $7,252 and $9,653 during the years ended March 31, 2005, 2004 and 2003, respectively and are included in the advertising expenses noted above.”

Additionally, the Company believes that the recording of cooperative advertising as a selling, general and administrative expense is in accordance with the criteria specified in paragraph 9 of EITF 01-09 for the following reasons:

•	The Company receives an identifiable benefit in the form of advertising in exchange for the consideration given. This benefit is sufficiently separable from the customer’s purchase of the Company’s products since the Company could have purchased the advertising directly from the relevant publications; and

•	The Company is able to reasonably estimate the value of the advertising based on the Company’s marketing department’s knowledge of advertising rates obtained through the placement of the Company’s own media advertising and the availability to the public of such rates. The Company does not give consideration in excess of the value of the benefit received. In the event such excess consideration may be given in the future, the excess amount would be characterized as a reduction of revenue in the Company’s income statement.

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The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please direct any questions concerning this letter to the undersigned at (212) 403-1310 or Eric S. Robinson at (212) 403-1220.

Very truly yours,

/s/ Michael Gat

Michael Gat

cc:	James Gallagher, Esq., Tommy Hilfiger Corporation

Eric Gul, Esq., Tommy Hilfiger Corporation

Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz

Lou R. Kling, Esq., Skadden, Arps, Slate, Meagher & Flom LLP